April 28, 2025

Marshall Woodworth
Chief Financial Officer
MetaVia Inc.
545 Concord Avenue, Suite 210
Cambridge, MA 02138

       Re: MetaVia Inc.
           Form 10-K for Fiscal Year Ended December 31, 2024
           File No. 001-37809
Dear Marshall Woodworth:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations
Operating expenses and loss from operations, page 68

1.     You disclose the following on page 66, "Our direct research and development
       expenses also include fees incurred under third-party license agreements. We use our employee and infrastructure resources across multiple research and development projects. We do not allocate employee costs and costs associated with our facilities, including depreciation or other indirect costs, to specific product candidates because these costs are deployed across multiple programs and, as such, are not separately classified. We use internal resources to manage CMO and CRO activities. These employees work across multiple programs. We do not track our costs by product
       candidate.    Please provide revised disclosure to be included in future filings to
       address the following:
           Revise to clarify the extent to which you track any research and development expenses by product or program, particularly including your direct expenses.
 April 28, 2025
Page 2

           To the extent you do track any expenses, revise your future filings to break out the tracked research and development expenses by product candidate (e.g., DA-1241,
       DA1726).
           If you do not track any expenses by product or program, including your direct expenses, please disclose that fact and explain why not.
           For all other research and development expenses, provide us with other quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred (i.e., by nature or type of expense) for each period presented which should reconcile to total research and development expense on the
       Statements of Operations.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Vanessa Robertson at 202-551-3649 or Tracie Mariner at 202-551-
3744 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences